

August 1, 2018

Jonathan G. Ornstein
Chief Executive Officer
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, AZ 85008

> **Re: Mesa Air Group, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed July 30, 2018**
> **File No. 333-226173**

Dear Mr. Ornstein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed on July 30, 2018

Third Quarter 2018 Outlook, page 7

1. We note your added disclosure regarding the third quarter 2018 outlook with respect to Adjusted EBITDAR. Your disclosure in footnote (1) on page 8 references this measure as an operating performance measure. Please revise this language to refer to it as a valuation metric as you had done to your disclosure related to EBITDAR in response to our prior comment 4 of our letter dated June 1, 2018.

Selected Consolidated Financial and Operating Data, page 47

2.   We note that you have updated pro forma basic and diluted earnings per share here and elsewhere within your registration statement and have the following comments:
  - Your description of the use of proceeds to repay debt refers to repayment of $30 million for the Spare Engine Facility and the Subordinated GECAS Notes. This is inconsistent with the disclosure on page 41, which also indicates repayment of $25.7 million of the CIT Revolving Credit Facility and refinancing of the remaining portion of indebtedness under the Spare Engine Facility and the Subordinated GECAS Notes. Please revise and update your disclosures accordingly.
  - Given the number of items impacting pro forma basic and diluted earnings per share, please revise to provide a reconciliation of net income and basic and diluted shares used to calculate these measures as compared to those reported under GAAP.

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note your disclosure related to the 2.5-for-1 stock split that will be completed prior to the effectiveness of the registration statement. Please confirm if you will file an amended Form S-1 with a dual-dated audit report and consent and with a subsequent events footnote with the completed effective date of the stock split prior to us declaring the filing effective.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jim Dunn at (202) 551-3724 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379, if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469, with any other questions.

                                                                Division of Corporation Finance
                                                                Office of Transportation and Leisure

cc: Gregory R. Hall, Esq.